March 21, 2008

United States
Securities and Exchange Commission
Washington, D.C. 20549
Fax: 202-772-9220

Attention: Nasreen Mohammed
In connection with the following responses to your comments of February 20, 2008 in regard to our 40F filing for December 31, 2006, please note that the Company acknowledges the following:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

We respectfully submit our responses to your questions below.  We recognize that this is a very complex area and would welcome an opportunity to provide further clarification through a conversation, if you would find it helpful.

Question 1a

“In the last paragraph of your 2A response, you state that “…the exercise price totals did not change and the value of the options immediately after the plan of arrangement was equal to the value of the options immediately before the plan of arrangement,” indicating you had determined that there was no incremental compensation cost or need to account for changes in the fair value of the various options and warrants exchanged as a result of this transaction.

“However, you also state that because certain of the employees transferred to the other companies, and since the Rubicon option plan provided for forfeiture in the event of termination of employment with Rubicon, certain of the options were treated for accounting purposes as if they were new option grants.  In other words, it appears that you concluded that although the guidance in paragraph 54 of SFAS 123R would apply generally, separating employees amongst the three surviving entities had triggered other provisions within the Standard.
“Please submit an analysis of your accounting under SFAS 123(R), citing the specific language that you relied upon in formulating your methodology.”

Response:

Concurrent with the plan of arrangement, six employees with unvested options transferred employment – in each case, from the Company to Paragon.   No employees were transferred to Africo.

We evaluated the accounting for the modifications of all awards in accordance with paragraphs 51 and paragraph 54 of SFAS 123(R).  The exchange awards issued to employees that were transferred to Paragon resulted in both a change of the award itself, as well as a change in the associated service/vesting conditions.  We evaluated the change in the service conditions by reference to Illustration 13 in SFAS 123(R) and determined the modification of the vesting provisions resulted in the likelihood of vesting going from improbable (without modification) to probable on these awards, as in Illustration 13(e) in paragraph A170 of SFAS 123(R).  As a result, compensation expense under the prior award was reversed and the compensation under the newly modified award (recorded in Paragon, who is not an SEC registrant) was recorded.

The provisions of the original option plan were clear that, upon a plan of arrangement, employees would receive exchange options.  However, the original plan also contained provisions that resulted in the termination of awards if the optionee’s employment with Rubicon or a Related Party was terminated.  Management believes the original plan did not clearly provide for the continuation of the awards in the event an employee transferred to Paragon.  However, there is some degree of uncertainty in that interpretation.

As a result, in applying Illustration 13 of FAS 123R, management had to apply a judgment as to whether to treat the unvested options carried forward upon the transfer of employees to Paragon as (a) an award improbable of vesting becoming probable or vesting or (b) an award probable of vesting continuing to be probable after the modification, in the same manner as employees who remained with Rubicon.

Management applied its best judgment in interpreting the contracts and, as a result treated these awards as being modified from awards that were improbable of vesting under their original terms to awards that were probable of vesting.  The sensitivity of the accounting impact based on this judgment was considered to be quite small, as the total impact of this decision in Rubicon’s financial statements was a reversal of prior share-based compensation expense of $26,009, less than 1% of net income.

Question 1b

“In paragraph 2A(b) of your reply, you state ‘…to the extent Rubicon issued liability awards to its employees (in the form of options on Rubicon’s Africo or Paragon shares (assets of Rubicon), these awards were valued at fair value, as required by SFAS 123R.’  Please explain why these awards are classified as liability awards under paragraph 28 of SFAS 123R, and explain why you are referring to shares issuable under the awards as the assets of Rubicon.”

Response:

I.	Accounting for the Awards as Liability Awards:

Employee or Non-Employee Accounting:  In determining the appropriate accounting for these awards, we first determined whether these awards receive employee accounting or non-employee accounting.  In making this assessment, we consulted with the then-current edition of KPMG’s publication, Share-Based Payment:  An Analysis of FAS 123(R).  Chapter 1 of that publication clarifies that employee accounting applies only if both (a) the grantee is an employee of the consolidated reporting enterprise and (b) the stock underlying the award is stock of the reporting enterprise.
In the case of these awards, although Rubicon employees are the recipients, they are provided options on shares of Africo and Paragon, who are not members of the reporting group.
As such, these follow the criteria for non-employee awards.  Paragraph 8 of FAS 123R referred us to EITF 96-18, which establishes the measurement date for equity awards issued to non-employees.

Equity or Liability Award:

After determining whether these awards were subject to employee or non-employee accounting, we assessed whether they were liability or equity awards.  We believe this determination involves considerable judgment.
We considered two possible points of view:

(a)  These awards are equity awards granted by entities outside the consolidated entity (in which case (i) the measurement date and compensation expense would be evaluated in accordance EITF 96-18 requiring fair value measurement until the date performance is complete and (ii) the awards and underlying assets would be off balance sheet, with the compensation expense being offset by a corresponding credit in equity for the notional contribution from the other entity – in the manner applied when an entity’s employees receiving compensation from a parent or an investor); or

(b)  These awards are liability awards of Rubicon because Rubicon has the economic rights to the underlying assets and retains those rights in the event the employee does not vest in, or does not exercise, the awards.  Under this scenario, the awards would be considered to be settled in assets of Rubicon, thereby resulting in liability award accounting (in which case the ultimate measurement date under FAS 123(R) is the date of settlement (paragraph 36).

In considering these two possibilities, we recognized that, in either event, Rubicon would be recording the awards at fair value throughout the vesting period (although the accounting subsequent to vesting would vary).  We determined this ultimately affected whether the awards were on or off-balance sheet as well as whether the awards continued to be subject to mark-to-market accounting between the vesting date and settlement.
In considering the two possibilities, we recognized that the mere existence of third party options does not make them obligations of Rubicon’s (rather, options are typically the obligation of the writer).  We considered the possibility that Rubicon should record the compensation expense and might record the offset as a contribution from the organization, which is the treatment typically applied when an employee receives equity awards from an entity outside the reporting enterprise (say, a parent or sister company).  We concluded that this would be the resultant accounting if Rubicon was not a party to the arrangement and did not hold the beneficial interests in the Africo shares and Paragon options.

Although Rubicon does not sign the specific employee option (this agreement is signed between the employee and Africo or Paragon), the option was granted pursuant to the Plan of Arrangement under which Rubicon, Paragon and Africo agree to the specific provisions of options that must be granted under the Plan of Arrangement.  Furthermore, this agreement provides the terms of settlement under the option and provides for Rubicon to hold the economic rights in the Africo shares and Paragon options in the event the awards are not exercised by, or vested in, the employee.  Accordingly, Rubicon has a right to the shares of Africo and options of Paragon, which is reached through direct arrangements with those entities.  Absent the employee award, Rubicon would be entitled to the full economic interest in the assets (shares of Africo at no charge and options in Paragon – with the same exercise price as the employee’s exercise price), which interests are not subject to vesting conditions.  These interests are then subject to a claim by the employee in the form of the stock option (the employee award does vest), resulting in a declining net claim as the employee’s award vests through performing service to Rubicon.

Because the awards are settled through delivery of an equity interest that would otherwise belong to Rubicon (and is therefore an economic interest or asset of Rubicon), we determined these awards met the criteria of liability awards under paragraph of 32 of FAS 123(R).

In reaching this view, we determined that, at a minimum, Rubicon’s residual interest in the shares/options meets the definition of an asset.  We further determined that Rubicon’s economic rights are established through direct arrangements between Rubicon and Africo (or Rubicon and Paragon), not through the employee agreement.  In addition, Africo and Paragon’s obligations with respect to the employee awards are provided through an arrangement with Rubicon (in the Plan of Arrangement) rather than through any economic interest whatsoever in Rubicon.  Paragon and Africo do not hold interests in Rubicon and would otherwise have no reason to grant such awards.  Further, we determined that – to the extent Rubicon has rights and obligations arising from direct agreements with Africo and Paragon, and that these rights could be net settled with the options issued to Rubicon’s employees, these rights and obligations would not qualify for offset under FIN 39, paragraph 5, which states as a requirement to a right of setoff that the right must exist between two parties (emphasis included in the standard).  As a result, we concluded that the best presentation under US GAAP was to reflect both the asset (Rubicon’s beneficial interest in the Africo shares and Paragon options) and the obligation under the award on a gross basis on its balance sheet.

Based on our review of the related agreements, we determined that the unconditional economic rights associated with the Africo shares and Paragon options are Rubicon’s and conditional rights to these assets have been granted to Rubicon’s employees.  We believe this, combined with the absence of a qualifying right of offset under FIN 39, provides the basis for Rubicon’s interests to be recorded as assets and the employee awards to be treated as liability awards.

Question 1c

“In paragraph 2A(c) of your reply, you state ‘…restructured warrants, which are stapled warrants, indexed not only to Rubicon shares but also to Africo and Paragon shares (and requiring delivery of Rubicon assets), they were considered liability derivatives under SFAS 133…,’  Please confirm that exercise of the stapled warrants occurs jointly for the respective shares of Rubicon, Africo and Paragon, if true; indicate how your accounting results in a proper apportionment of the composite value of the stapled warrants to the three entities; and explain why you refer to the shares issuable under the warrants as ‘Rubicon assets,” to be delivered under the Rubicon, Africo and Paragon warrants.”

Response:

We confirm that the exercise of the stapled warrants occurs joint for the shares of Rubicon, Africo and Paragon (in other words, the holder cannot exercise any portion of the award but can only decide to exercise the stapled warrant in the entirety, resulting in the issuance of equity instruments of all three entities).

We have determined that this stapled warrant is a single instrument (derivative instrument) which cannot be divided into components under US GAAP.  As such, the fair value of the entire instrument is recorded as a liability under FAS 133 and is recorded as a liability on Rubicon’s balance sheet.  Accordingly, no apportionment is required.

Furthermore, as described above, Rubicon retains the full economic rights to the underlying shares of Rubicon and warrants in Paragon in the event the stapled warrant holder does not exercise the stapled warrant.  The Africo shares will be granted to Rubicon (at no cost) in the event the stapled warrant is not exercised by the holder.  Similarly, the Paragon shares will be issuable to Rubicon (with the same exercise price as the employee) in the event the stapled warrant is not exercised by the holder.  As a result, consistent with our response above, these interests are considered assets of Rubicon.

Question 1d

“In the first paragraph of your 2B response, you appear to refer to the contractual arrangements to obtain proceeds from the exercise of options for Africo shares, or Africo shares if those options expire unexercised; and also to obtain rights to acquire Paragon shares for any options to acquire Paragon shares that are not exercised by the current holders, stating ‘The investment assets in the associated companies…were accounted for at fair value, as required by FAS 115 (in the case of the Africo shares) and FAS 133 (in the case of Paragon options/warrants).’

“We understand that if the Africo options are exercised, the maximum benefit you would receive is the proceeds from the exercise of the options, although if the options are not exercised (for instance, the options are out of the money) you would be entitled to Africo shares.  Since the value of this contract, as described, tends to correlate with the lower of the market value of the underlying shares or the exercise price for the options, please explain why you state ‘…Rubicon is entitled to the full economic benefits of shares of Africo…,’ and how you determined that these contracts were equivalent to an equity investment in Africo shares, in deciding it was appropriate to apply SFAS 115.”

Response:

As described above, we believe the economic substance of this arrangement is that Rubicon currently holds the rights of ownership of the Africo shares and has granted an option (which is subject to vesting conditions) to its employees on such shares (assets).  Although we agree that the ultimate value to be realized by Rubicon is the lesser of the two values (subject to the vesting conditions), we point out the same rationale would apply to any investment held in Africo shares and an option written on those shares and given to employees, subject to vesting conditions.  This economic reality is not unique to the fact that the shares are issuable (but not technically issued).

Furthermore, Rubicon has already delivered full consideration for the shares (in the form of the assets transferred to Africo at the time of the Plan of Arrangement).  The shares will ultimately be issued either to Rubicon or to Rubicon’s employees.

We believe that the limitation on realizable value is not implicit in the shares themselves (the Africo shares are worth their full market value, regardless of who they are ultimately issued to), but is imposed as a result of the option written on those shares and, as such, is reflected in the carrying value of the option (described further below).

The Africo shares are carried in accordance with FAS 115.  The options, on the other hand, are recorded as liability awards and their carrying value (fair value, subject to vesting percentage) reflects all of the following:  the fair value of the underlying shares, the proceeds that would be received upon exercise, and the vesting conditions.  The net carrying value of the shares and the options reflects the decreasing net value to Rubicon resulting from the employee’s increasing rights earned through the service period.

Question 1e

“As for the Paragon options and warrants, which you state are being accounted for as liability derivatives under FAS 133, clarify why you believe these represent liability derivatives of Rubicon.  Also indicate whether the stated exercise price that Rubicon would need to pay, or if Rubicon is simply entitled to the shares for such options at no cost, as appears to be the case for shares subject to the Africo options.  Confirm that Paragon is entitled to keep any proceeds from exercise, if true.”

Response:

Paragon options and warrants are not recorded as liabilities of Rubicon.  The only FAS 133 liabilities recorded by Rubicon are the stapled warrants (see Question 1c).  However, Rubicon’s rights with respect to Paragon options and warrants (the assets underlying the stock options and stapled warrants) are recorded as assets under FAS 133.

In the event a stapled warrant holder or option holder cannot or does not exercise his/her instrument, Rubicon is entitled to exercise the instrument, in which case Rubicon remits a fixed exercise price [the same price as the employee’s exercise price in the case of options and a pre-determined value (representing the proportionate value at the date of the Plan of Arrangement) in the case of the stapled warrants] in exchange for the Paragon shares.
We have determined that these rights meet the definition of a derivative (they are options) and are subject to the right of offset considerations described above.
The difference between the related asset and liability values relates to the fact that the right is not subject to vesting, although the obligation is.

Question 1f

“Please submit a schedule showing a disaggregation of the options and warrants exchanged in the spin-offs, grouped based on each variation in accounting applied and according to the counterparty in the arrangement (e.g., Rubicon, Africo or Paragon); also showing aggregations of the individual values ascribed, and any changes in fair value, reconciled to the amounts reported in your financial statements through December 31, 2006 under both Canadian and U.S. GAAP.”

Response:

In conjunction with the preparation of our financial statements, we prepared schedules such as those requested at both the date of reorganization and December 31, 2007, although in different formats and in multiple spreadsheets to facilitate preparation and review.  Due to the volume of data and accounting models involved, the schedules are large and require very small font to print.  We are currently working on sorting and reformatting the worksheets in a way that will facilitate your review.  However, the individuals involved are also working on current year-end reporting requirements.  Accordingly, if acceptable, we will forward these to you by Wednesday, April 2, 2008.

Yours truly,

Rubicon Minerals Corporation

“Robert Lewis”

Robert Lewis
CFO

 Rubicon Minerals Corporation
Suite 1540 – 800 W. Pender St., Vancouver, BC  Canada  V6C 2V6     Tel: 604.623.3333  Fax: 604.623.3355
E-mail: rubicon@rubiconminerals.com     Web site: www.rubiconminerals.com
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